SECURITIES AND EXCHANGE COMMISSION

                             	Washington, D.C. 20549
	                             ______________________

                                 	SCHEDULE 13D

	                     Under the Securities Exchange Act of 1934

	                           KOLL REAL ESTATE GROUP, INC.
                                  	(Name of Issuer)

                               	CLASS A COMMON STOCK
	                         (Title of Class of Securities)

                                   	50043410 5
	                                 (CUSIP Number)

	                       Asher B. Edelman, 717 Fifth Avenue
	            New York, New York 10022, Telephone: (212) 371-7711
	               (Name, Address and Telephone Number of Person
               	Authorized to Receive Notices and Communications)

	                               November 15, 1996
	          (Date of event which requires filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a Reporting Person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 50043410 5

CUSIP No. 50043410 5                13D

             (1) NAME OF REPORTING PERSON
			              S.S. OR I.R.S. IDENTIFICATION NO.
			              OF ABOVE PERSON
			              Edelman Value Partners, L.P.
_______________________________________________________________________________
             (2) CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	                                                                     (a)  [x]
                                                                     	(b)  [ ]
______________________________________________________________________________
             (3) SEC USE ONLY
______________________________________________________________________________
             (4) SOURCE OF FUNDS
			              WC
______________________________________________________________________________
             (5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
			              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                   [ ]
______________________________________________________________________________
             (6)	CITIZENSHIP OR PLACE OF ORGANIZATION
			              Delaware
______________________________________________________________________________
NUMBER OF   	(7)	SOLE VOTING POWER
			              926,700 (comprised solely of convertible Preferred shares)
SHARES		      _________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
			              - 0 -
OWNED BY_______________________________________________________________________
EACH 		      (9)	SOLE DISPOSITIVE POWER
			              926,700 (comprised solely of convertible Preferred shares)
REPORTING	_____________________________________________________________________
PERSON WITH	 (10)	SHARED DISPOSITIVE POWER
			               - 0 -
_______________________________________________________________________________
		           (11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
			               BY EACH REPORTING PERSON
			               926,700 (comprised solely of convertible Preferred shares)
_______________________________________________________________________________
		           (12)	CHECK BOX IF THE AGGREGATE AMOUNT
			               IN ROW (11) EXCLUDES CERTAIN SHARES 	                   	[ ]
_______________________________________________________________________________
		           (13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			               1.9%
_______________________________________________________________________________
		           (14)	TYPE OF REPORTING PERSON
			               PN

CUSIP No. 50043410 5                 13D

           		(1) NAME OF REPORTING PERSON
			              S.S. OR I.R.S. IDENTIFICATION NO.
			              OF ABOVE PERSON
			              Edelman Value Fund, Ltd.
_______________________________________________________________________________
		           (2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	                                                                     (a)  [x]
	                                                                     (b)  [ ]
_______________________________________________________________________________
		           (3)	SEC USE ONLY
_______________________________________________________________________________
		           (4)	SOURCE OF FUNDS
			              WC
_______________________________________________________________________________
		           (5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
			              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  	[ ]
_______________________________________________________________________________
		           (6)	CITIZENSHIP OR PLACE OF ORGANIZATION
			              British Virgin Islands
_______________________________________________________________________________
NUMBER OF	   (7)	SOLE VOTING POWER
				             - 0 -

SHARES		_______________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
              			1,811,000 (comprised solely of convertible Preferred shares)
OWNED BY 	_____________________________________________________________________
EACH 		      (9)	SOLE DISPOSITIVE POWER
				             - 0 -
REPORTING	_____________________________________________________________________
PERSON WITH	(10) 	SHARED DISPOSITIVE POWER
			               1,811,000 (comprised solely of convertible Preferred shares)
_______________________________________________________________________________
		          (11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
			              BY EACH REPORTING PERSON
			              1,811,000 (comprised solely of convertible Preferred shares)
_______________________________________________________________________________
		          (12)	CHECK BOX IF THE AGGREGATE AMOUNT
			              IN ROW (11) EXCLUDES CERTAIN SHARES                      	[ ]
_______________________________________________________________________________
	           (13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			              3.6%
_______________________________________________________________________________
		          (14)	TYPE OF REPORTING PERSON
			              CO

CUSIP No. 50043410 5                      13D

           		(1)	NAME OF REPORTING PERSON
			              S.S. OR I.R.S. IDENTIFICATION NO.
			              OF ABOVE PERSON
			              A.B. Edelman Management Company, Inc.
_______________________________________________________________________________
		           (2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                     	(a)  [x]
	                                                                     (b)  [ ]
_______________________________________________________________________________
		           (3)	SEC USE ONLY
_______________________________________________________________________________
		           (4)	SOURCE OF FUNDS
			              Not Applicable
_______________________________________________________________________________
		           (5)	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
			              REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                  	[ ]
_______________________________________________________________________________
		           (6)	CITIZENSHIP OR PLACE OF ORGANIZATION
			              New York
_______________________________________________________________________________
NUMBER OF	   (7)	SOLE VOTING POWER
				             -0-
SHARES		_______________________________________________________________________
BENEFICIALLY	(8)	SHARED VOTING POWER
			              926,700 (comprised solely of convertible Preferred shares owned by Edelman Value Partners)
OWNED BY 	_____________________________________________________________________
EACH 		      (9)	SOLE DISPOSITIVE POWER
				             -0-
REPORTING	_____________________________________________________________________
PERSON WITH	(10)	SHARED DISPOSITIVE POWER
			              926,700 (comprised solely of convertible Preferred shares owned by Edelman Value Partners)
_______________________________________________________________________________
		          (11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
			              BY EACH REPORTING PERSON
			              926,700 (comprised solely of convertible Preferred shares owned by Edelman Value Partners)
_______________________________________________________________________________
		          (12)	CHECK BOX IF THE AGGREGATE AMOUNT
			              IN ROW (11) EXCLUDES CERTAIN SHARES                      	[ ]
_______________________________________________________________________________
		          (13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			              1.9%
_______________________________________________________________________________
		          (14)	TYPE OF REPORTING PERSON
			              CO

CUSIP No. 50043410 5                 13D

             (1)	 NAME OF REPORTING PERSON
			               S.S. OR I.R.S. IDENTIFICATION NO.
			               OF ABOVE PERSON
			               Asher B. Edelman
_______________________________________________________________________________
		           (2)	 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
	                                                                     (a)  [x]
	                                                                     (b)  [ ]
_______________________________________________________________________________
		           (3) 	SEC USE ONLY
_______________________________________________________________________________
		           (4) 	SOURCE OF FUNDS
			               Not Applicable
_______________________________________________________________________________
		           (5) 	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
			               REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                 	[ ]
_______________________________________________________________________________
		           (6) 	CITIZENSHIP OR PLACE OF ORGANIZATION
			               United States
_______________________________________________________________________________
NUMBER OF	   (7) 	SOLE VOTING POWER
			               - 0 -
SHARES		_______________________________________________________________________
BENEFICIALLY	(8) 	SHARED VOTING POWER
	                 2,737,700 (comprised solely of convertible Preferred shares owned by Edelman Value Partners and Edelman Value Fund)
OWNED BY 	_____________________________________________________________________
EACH 		      (9) 	SOLE DISPOSITIVE POWER
			               - 0 -
REPORTING	_____________________________________________________________________
PERSON WITH	 (10)	SHARED DISPOSITIVE POWER
	                 2,737,700 (comprised solely of convertible Preferred shares owned by Edelman Value Partners and Edelman Value Fund)
_______________________________________________________________________________
		           (11)	AGGREGATE AMOUNT BENEFICIALLY OWNED
			               BY EACH REPORTING PERSON
	                 2,737,700 (comprised solely of convertible Preferred shares owned by Edelman Value Partners and Edelman Value Fund)
_______________________________________________________________________________
		           (12)	CHECK BOX IF THE AGGREGATE AMOUNT
			               IN ROW (11) EXCLUDES CERTAIN SHARES                     	[ ]
______________________________________________________________________________
		           (13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
			               5.3%
_______________________________________________________________________________
		           (14)	TYPE OF REPORTING PERSON
			               IN

CUSIP No. 50043410 5                   13D

Item 1.	Security and Issuer.
---------------------------------

This statement on Schedule 13D relates to the Class A Common Stock, par value $.05 per share (the "Common Stock") of Koll Real Estate Group, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the company is 4343 Von Karman Avenue, Newport Beach, California 92660. The Reporting Persons (filing as a group), while owning none of the Common Stock, are owners of shares of the Company's Series A Convertible Redeemable Preferred Stock (the "Preferred Stock"). The Preferred Stock is generally non-voting stock which is presently convertible on a share-for-share basis into shares of the Common Stock at the election of the holder.

Item 2.	Identity and Background.
----------------------------------------

(a)	This statement is filed as a joint statement pursuant to Rule 13d-1(f)(1)
by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners") with respect to the shares owned by it (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation, ("Edelman Value Fund") with respect to the shares owned by it, (iii) A..B. Edelman Management Company, Inc., a New York corporation ("Edelman Management") as the sole general partner for Edelman Value Partners, with respect to the shares owned by the Edelman Value Fund Partners and (iv) Asher B. Edelman because of his position as Investment Manager for Edelman Value Fund and because of his position as President and Sole
Director of Edelman Management (collectively, the "Reporting Persons").

The sole general partner of Edelman Value Partners is Edelman Management. Edelman Value Fund's sole officer and director is Bayard Corporate Services [BVI] Ltd. And the business address of its sole officer and director is Residence Center, 1A Rue Du St. Espirit L-1475 Luxembourg, Luxembourg. The names of the director and executive officers of Edelman Management are set forth in Schedule A hereto.

(b)	The address of the principal business and principal office of each of
Edelman Management, and Edelman Value Partners is 717 Fifth Avenue, New York, New York 10022. The principal business address of Edelman Value Fund is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. The business address of Asher B. Edelman is 85 Av. General Guisan, Ch-1009 Pully, Switzerland.

(c)	The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. The principal occupations of Mr. Edelman and the remaining executive officers of Edelman Management are set forth in Schedule A hereto.

(d)	None of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	None of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

(f)	Asher B. Edelman is a citizen of the United States.  All other natural persons referred to above or in the Schedules attached hereto are citizens of the United States except as noted in such Schedules.

CUSIP No. 50043410 5                  13D

Item 3.	Source and Amount of Funds or Other Consideration.

As of the date of this statement, the Reporting Persons' net investment cost (including commissions, if any) is $228,078.75 for the 926,700 Preferred shares owned by Edelman Value Partners and $450,021.25 for the 1,811,000 Preferred shares owned by Edelman Value Fund. Each entity made purchases of the Preferred Stock with its working capital. Each entity possesses a portfolio containing shares other than those of the Company which portfolio shares may, from time to time, be held in margin accounts at major domestic brokerage firms, which may have debit balances, and which may, from time to time, be subject to security interests in favor of major domestic or international lending insitutions to secure working capital advances. Since the portfolio securities are comprised of shares other than those of the Company, it is highly impractical to determine the amount, if any, borrowed with respect to the Company shares held in such general accounts or comprising a portion of such collateral.


Item 4.	Purposes of the Transaction.

The Reporting Persons have acquired the Preferred Stock shares indicated with the view toward and expectation of realizing a profit upon the investment because, in their opinion, such shares are undervalued by the market.
They intend to closely monitor the developments of the Company, especially those developments pertaining to the ongoing discussions between the Company's management and the Company's bondholders relating to a proposed financial restructuring of the Company.

The Reporting Persons have initiated contacts, held telephonic discussions and exchanged correspondence with various members of Company's management, the Company's financial advisors, the bondholders' advisors and a major shareholder of the Company concerning the proposed financial restructuring of the Company and the possible adverse effects of such restructuring upon the interests of the holders of Preferred Stock given their existing rights relative to the rights of holders of the Common Stock.

To the best knowledge of the Reporting Persons, given the unavailability of direct information from the Company (the Reporting Persons having declined to enter into a confidentiality agreement with the Company), and given the public announcements regarding the proposed financial restructuring by Rothschild, Inc., financial advisor to the bondholder committee (Press Release Date 9/13/96), the Reporting Persons believe that the Company is entertaining an offer from the bondholders to exchange the $194.1 Million principal indebtedness under the outstanding debentures (as of 9/30/96) for approximately 90% of the Common Stock outstanding after the exchange, and for majority representation on the Company's Board of Directors. Under the proposal, the remaining 10% of the Common Stock would be slated for distribution to the holders of Common and Preferred Stock in some fashion yet to be negotiated.

Taking into account the rights and privileges of the holders of Preferred Stock vis-a-vis the holders of Common Stock, and taking into account the large Common Stock holding of members of the Company's management, it is the opinion of the Reporting Persons that it is unlikely that the Company's management can adequately represent their interests or the interests of other holders of Preferred Stock. Such representation might result in disproportionately adverse treatment to the holders of Preferred Stock in the event a restructuring agreement is reached without the active participation of the holders of Preferred Stock. In the opinion of the Reporting Persons, the resulting equity in the Company remaining after the exchange with lthe bondholders should be distributed in such a manner so as to disproportionately favor the holders of the Preferred Stock over the holders of the Common Stock, given the existing rights of each group relative to one another. In light of their view, the Reporting Persons have requested and obtained a list of Preferred Stock shareholders from the Company and may utilize the information contained in the list to contact other Preferred Stock shareholders with the goal of securing support for their views regarding the proposed financial restructuring transaction and possibly other matters affecting the Company.

CUSIP No. 50043410 5                  13D

The Reporting Persons will continue to closely monitor the affairs of the Company. The Reporting Persons may communicate with members of management, their advisors, other shareholders, their advisors and other interested parties with a view toward preserving existing rights and privileges granted to holders of Preferred Stock and toward maximizing the realizable value of their investment. Depending upon future developments, the plans of the Reporting Persons may change.

Notwithstanding anything to the contrary in the preceding paragraphs of this section, the Reporting Persons may, from time to time hereafter, either acquire or dispose of shares of the Company in the open market, in privately negotiated transactions, or otherwise, subject to applicable securities laws, as, if and when such acquisitions or sales are determined by the Reporting Persons, or any of them, to be in their best interests.

Item 5.	Interest in Securities of the Issuer.
--------------------------------------------------

(a)	The aggregate percentage of the outstanding shares of Common Stock reported owned by each person referred to herein is based upon 48,932,555 shares of
Common Stock outstanding as of November 1, 1996, based upon information received from the Company and as reported on the Company's 10Q for the quarter ending September 30, 1996.

As of the close of business on November 21, 1996:

(i)	Edelman Management owns no shares of Common Stock or Preferred Stock.  As sole general partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 926,700 shares of Preferred Stock (convertible to 926,700 Common shares) owned by Edelman Value Partners. Such shares constitute approximately 1.9% of the Common shares outstanding (based upon 49,859,255 Common shares which would be outstanding following conversion of the Preferred shares).

(ii)	Edelman Value Partners owns no shares of Common Stock and 926,700 shares of Preferred Stock, presently convertible into 926,700 Common shares, which constitute approximately 1.9% of the Common shares outstanding (based upon 49,859,255 Common shares which would be outstanding following conversion of the Preferred shares).

(iii)	Edelman Value Fund owns no shares of Common Stock and 1,811,000 shares of
Preferred Stock, presently convertible into 1,811,000 Common shares, which constitute approximately 3.6% of the common shares outstanding (based upon 50,743,555 Common shares which would be outstanding following conversion of the Preferred shares).

(iv)	Asher B. Edelman owns no shares of Common Stock or Preferred Stock.  As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Investment Manager of Edelman Value Fund, Asher B. Edelman may be deemed, by the provisions of Rule 13d-3, to be the beneficial owner of the 926,700 shares of Preferred
Stock owned by Edelman Value Partners and the 1,811,000 shares of Preferred Stock owned by Edelman Value Fund (convertible in the aggregate to 2,737,700 Common shares). Such shares constitue 5.3% of the Common shares outstanding (based upon 51,670,255 Common shares outstanding following conversion of the Preferred shares).

(b)	Edelman Value Partners has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners. Edelman Value Fund has the sole power to vote and dispose of the shares owned by it, which power is exercisable by Mr. Edelman, as Investment Manager.

CUSIP No. 50043410 5                   13D

(c)	All transactions in the Common Stock (including Preferred Stock presently convertible into Common Stock) within the 60 days preceding this statement by the Reporting Persons and, to the best knowledge of the Reporting
Persons, by other persons referred to in Item 5(a) are reported on Schedule B hereto. Except as otherwise noted, all such transactions were open market transactions.

(d)	Not applicable.

(e)	Not applicable.

Item 6.		Contracts, Arrangements, Understandings or Relationships With Respect
         to Securities of the Issuer.
-----------------------------------------------------------------------------

Other than the relationships disclosed in other sections of this statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other person with respect to any securities of the Company.

Item 7.  Material to be Filed as Exhibits.

The Reporting Persons are parties to an Agreement Regarding Joint Filing Under
Section 13(d) of The Exchange Act dated November 15, 1996.

CUSIP No. 50043410 5                13D

                                	SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:	November 22, 1996


            						 						/S/__________________________________________________
						                   ASHER B. EDELMAN
                 	 						Asher B. Edelman, individually and as
                         attorney-in-fact for each of Edelman Value Partners,
                         Edelman Value Fund, Ltd., and A. B. Edelman
                         Management Company, Inc. under powers of attorney

CUSIP No. 50043410 5              13D

                              	SCHEDULE A

                  	Director and Executive Officers of
	                 A. B. Edelman Management Company Inc.

					                                            								Present
Name					          Business Address	            		Principal Occupation

Asher B. Edelman			85 Av. General Guisan          General Partner, Asco Partners, a general
						             Ch-1009 Pully                		partner of Edelman Securities Company
						             Switzerland			                 General Partner, Plaza Securities Company
											                                       (investment partnership); Chairman of the
                                       											Board and Chief Executive Officer,
											                                       Datapoint Corporation (telecommunication
	 										                                      company); Investment Manager, Edelman
											                                       Value Fund, Ltd., (investment entity)
											                                       Chairman of the Board, Canal Capital
											                                       Corporation (operation of public stockyards)

Additional Executive Officers:

Irving Garfinkel  		 717 Fifth Avenue		             General Partner, Asco Partners, a general partner
						               New York, NY 10022             of Edelman Securities Company (broker-dealer);
											                                         General Partner and Controller, Plaza Securities
											                                         Company (investment partnership)

Gerald N. Agranoff			717 Fifth Avenue		             General Partner, Asco Partners, a general partner
						               New York, NY 10022             of Edelman Securities Company (broker-dealer);
											                                         General Partner and Counsel, Plaza Securities
											                                         Company (investment partnership)


CUSIP No. 50043410 5               13D


                            	SCHEDULE B

         	Transactions in Koll Real Estate Group Class A Common Stock
          [Including Series A Convertible Redeemable Preferred Stock
                  ("Pfd") convertible into Class A Common Stock]


                               							No. Shares
Date    	    Name					                Bought (Sold)		                   Price


9/23/96     	Edelman Value Partners 		65,000 Pfd                     			.21950
9/23/96     	Edelman Value Fund	   		 65,000 Pfd                      		.21952
9/26/96	     Edelman Value Partners	 	50,000 Pfd                      		.21925
9/26/96 	    Edelman Value Fund		 	   50,000 Pfd		                      .21925
9/30/96     	Edelman Value Fund		 	   70,000 Pfd                      		.21961
10/ 1/96	    Edelman Value Fund		 	   50,000 Pfd		                      .21975
10/14/96	    Edelman Value Fund			   150,000 Pfd                      		.25100
10/16/96	    Edelman Value Partners	 	50,000 Pfd                      		.25100
10/31/96	    Edelman Value Partners		200,000 Pfd		                      .28250
10/31/96	    Edelman Value Fund		   	 25,000 Pfd                      		.28325
10/31/96	    Edelman Value Fund   			300,000 Pfd                      		.28208
11/ 8/96	    Edelman Value Fund   			100,000 Pfd                      		.25100
11/12/96	    Edelman Value Fund  			  50,000 Pfd	                      	.25060
11/13/96	    Edelman Value Fund   			 30,000 Pfd                      		.25083
11/15/96	    Edelman Value Fund	   		 10,000 Pfd                      		.31500
11/15/96	    Edelman Value Fund   			 30,000 Pfd                      		.28225
11/21/96	    Edelman Value Fund	   		120,000 Pfd                      		.31300
11/21/96	    Edelman Value Partners		 60,000 Pfd                      		.31300


CUSIP No. 5004410 5                  13D

                                   EXHIBIT 1

                      	AGREEMENT REGARDING JOINT FILING
	                   UNDER SECTION 13(d) OF THE EXCHANGE ACT

FOR VALUE RECEIVED, the undersigned, effective as of November 15, 1996, hereby agree as follows:

1. Joint Filing Authorization.	Each party hereto authorizes ASHER B. EDELMAN
to file on their behalf with the Securities & Exchange Commission
(the "SEC"), all appropriate exchanges and other appropriate parties, as a joint filing for all of the undersigned parties pursuant to Rule 13d-1(f)(1)(iii), a statement of their beneficial ownership of the Class A Common Stock of KOLL REAL ESTATE GROUP, INC. (the "Company") on Schedule 13D as promulgated by the SEC, including any pertinent amendments thereto, and including, where applicable, additions or deletions to the group represented by the undersigned.

2.	Power of Attorney.	Each party hereto hereby designates and appoints ASHER
B. EDELMAN as their attorney-in-fact, to take all actions and to execute all documentation in their stead and on their behalf necessary or prudent to effectuate the joint filings relating to the Company contemplated by this Agreement, until revoked in writing by the party.

3.	Binding on Heirs, Representatives, Successors and Assigns.	This Agreement
shall be binding upon the undersigned and their respective heirs, representatives, successors and assigns.

        						/s/____________________________________________________________
						        ASHER B. EDELMAN

						        EDELMAN VALUE PARTNERS, L.P., a Delaware limited partnership,
              By:  A. B. Edelman Management Company, Inc., a New York
              corporation, General Partner

				        		By:  /s/________________________________________________________
							       Asher B. Edelman, President

					        	EDELMAN VALUE FUND, LTD., a British Virgin Islands corporation

						        By:  /s/________________________________________________________
							       Asher B. Edelman, Investment Manager

						        A. B. EDELMAN MANAGEMENT COMPANY, INC., a New York corporation

						        By:/s/__________________________________________________________
							       Asher B. Edelman, President

CUSIP No. 50043410 5